SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934


INSO CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware                       04-3216243
(State of                      (I.R.S. Employer
incorporation or               Identification No.)
organization)

31 St. James Avenue, Boston,         02116-4101
Massachusetts                        (Zip Code)
(Address of principal executive
offices)

If this Form relates to the registration of a class of
securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check
the following box.	[]

If this Form relates to the registration of a class of
securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check
the following box.	[X]

Securities Act registration statement number to which this Form relates: __________________________________
		    (If applicable)

Securities to be registered pursuant to Section 12(b) of the
Act:

None

Securities to be registered pursuant to Section 12(g) of the
Act:


Preferred Stock Purchase Rights
(Title of each class to be so registered)


EXPLANATORY NOTE:

	This Amendment No. 1 to Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A dated July 16, 1997 (the "Form 8-A"), filed by INSO Corporation (the "Company") with respect to the Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of July 11, 1997 between the Company and State Street Bank & Trust Company, as Rights Agent (the "Rights Agent"). On October 27, 1999, the Company and the Rights Agent entered into Amendment No. 1 to the Rights Agreement ("Amendment No. 1"), which is included as Exhibit 2 hereto and is incorporated herein by reference. In general, Amendment No. 1 amended the Rights Agreement, among other things, to: (i) eliminate provisions related to "Continuing Directors," (ii) eliminate provisions related to "Permitted Offers," (iii) amend the time period during which the Rights may be redeemed, and (iv) make certain other revisions. The Rights Agreement, as amended through the date hereof, is referred to herein as the "Rights Agreement."

ITEM 1.	DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
REGISTERED

	On July 11, 1997, the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on July 24, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Stock"), at a purchase price of $145 in cash per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

	Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days (or such later date as may be determined by the Board of Directors of the Company) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Board of Directors of the Company) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates,
(ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

	Houghton Mifflin Company shall not be deemed to be an "Acquiring Person" unless Houghton Mifflin Company becomes after the close of business on the Record Date the beneficial owner of more than the Grandfathered Percentage of the shares of Common Stock then outstanding (other than as a result of an acquisition of Common Stock by the Company which, by reducing the number of shares of Common Stock outstanding, increases the proportionate number of shares of Common Stock beneficially owned by Houghton Mifflin Company). "Grandfathered Percentage" shall mean, with respect to Houghton Mifflin Company, the percentage of the outstanding shares of Common Stock that Houghton Mifflin Company beneficially owns as of the close of business on the Record Date plus an additional five percentage points; provided, that, in the event Houghton Mifflin Company shall sell, transfer, or otherwise dispose of any outstanding shares of Common Stock after the close of business on the Record Date, the Grandfathered Percentage shall, subsequent to such sale, transfer or disposition, mean the lesser of (i) the Grandfathered Percentage as in effect immediately prior to such sale, transfer or disposition or (ii) the percentage of outstanding shares of Common Stock that Houghton Mifflin Company beneficially owns immediately following such sale, transfer or disposition plus an additional five percentage points. No Person (other than Houghton Mifflin Company) shall be deemed to be the "beneficial owner" of shares of Common Stock that are issuable upon the exchange or redemption of the 6% Exchangeable Notes due 1999 of Houghton Mifflin Company (known as the "Stock Appreciation Income Linked Securities" or "SAILS") until such shares are issued upon such exchange or redemption.

	The Rights are not exercisable until the Distribution Date and will expire upon the earliest of the close of business on July 24, 2007 (the "Final Expiration Date") or the redemption or exchange of the Rights as described below.

	As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights
Certificates") will be mailed to holders of record of the Common
Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights.


	In the event that any Person becomes an Acquiring Person, then, promptly following the first occurrence of such event, proper provision shall be made so that each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, in lieu of a number of one one-thousandths of a share of Preferred Stock, such number of shares of Common Stock of the Company that equals the result obtained by (x) multiplying the then current Purchase Price by the then number of one one-thousandths of a share of Preferred Stock for which a Right is then exercisable, and (y) dividing that product by 50% of the current market price per share of Common Stock on the date of such first occurrence. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as "Section 11(a)(ii) Event."

	In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is acquired in certain merger or other business combination transactions in which the Company is not the surviving corporation or its Common Stock is changed or exchanged, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A
Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

	At any time after the occurrence of a Section 11(a)(ii) Event, subject to certain conditions, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

	The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock, or (iii) upon the distribu-tion to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).

	The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common
Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

	Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $10 per share and will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1000 per share and will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

	Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

	With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

	At any time prior to the earlier of (i) the Distribution Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable in cash, shares of Common Stock or any other form of consideration, or any combination of the foregoing, deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

	Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

	Subject to certain exceptions, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to such time as the Rights are no longer redeemable.

	A copy of the Rights Agreement dated as of July 11, 1997 between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Certificate of Designations, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock, is filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated July 11, 1997, and is incorporated herein by reference. Amendment No. 1 is filed as Exhibit 2 hereto and is incorporated herein by reference. The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.


ITEM 2.		EXHIBITS.

Exhibit No.		Description

1 Rights Agreement, dated as of July 11, 1997, between INSO Corporation and State Street Bank & Trust Company, as Rights Agent, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated July 11, 1997 and filed with the Commission on July 16, 1997 (File No. 000-23384).

2            Amendment No. 1 to Rights Agreement, dated as of
             October 27, 1999, by and between INSO Corporation and State Street Bank & Trust Company (filed herewith).

SIGNATURE



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  October 27, 1999				INSO CORPORATION

                           By:   /s/  Jonathan Levitt
                           Name:   Jonathan Levitt
                           Title:  Vice President, General Counsel and
                           Secretary


EXHIBIT INDEX

Exhibit No.		Description

1		          Rights Agreement, dated as of July 11, 1997,
             between INSO Corporation and State Street Bank &
             Trust Company, as Rights Agent, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated July
             11, 1997 and filed with the Commission on July
             16, 1997 (File No. 000-23384).


2           Amendment No. 1 to Rights Agreement, dated as of
            October 27, 1999, by and between INSO Corporation and State Street Bank & Trust Company (filed herewith).